BRAZAURO RESOURCES CORPORATION
1500 - 1701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
Phone: 1-604-689-1832

March 3, 2006

Jill S. Davis
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010100
F Street, N.E.
Washington, D.C. 20549-0405

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated January 11, 2006, regarding
Brazauro Resources Corporation
Form 10-K for Fiscal Year Ended January 31, 2005
Filed May 2, 2005
File No. 0-21968

Dear Ms. Davis:

This letter responds to the staff’s comments set forth in the January 11, 2006 letter regarding the above-referenced Form 10-K. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In the responses below, we have agreed to change or supplement the disclosures in Amendment No. 1 to the above-referenced Form 10-K. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 10-K for the Fiscal Year Ended January 31, 2005

Financial Condition and Capital Resources, page 14

Staff Comment No. 1.

Please include a table of contractual obligations as required by Item 303 of Regulation S-K or tell us why this item would not apply. In this regard it is unclear whether you have operating leases and how you have considered your payment obligations under your option agreements associated with maintaining your rights to mining properties.

March 3, 2006

Brazauro’s Response:

The disclosure in Financial Condition and Capital Resources has been revised in response to your comment.

Item 9A Controls and Procedures, page 16

Staff Comment No. 2.

We note that the language in your controls and procedures disclosure does not appear in accordance with SEC Release No. 33-8238. For example, your evaluation of disclosure controls should occur as of the end of the period instead of within 90 days prior to the filing date. Please revise your disclosure to comply with this release.

Brazauro’s Response:

The disclosure in Item 9A has been revised in response to your comment.

Staff Comment No. 3.

You state that there were no “significant changes” in your “internal controls” and no factors that could “significantly affect” these controls after December 31, 2004. However, Item 308(c) of Regulation S-K requires that you disclose any change in your “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Please revise your disclosure accordingly.

Brazauro’s Response:

The disclosure in Item 9A has been revised in response to your comment.

Consolidated Balance Sheet, page 24

Staff Comment No. 4.

Please present separately your related party receivables on the face of your balance sheet. Refer to Rule 4-08(k) of Regulation S-K.

Brazauro’s Response:

The presentation of related party receivables on the Consolidated Balance Sheet has been revised in response to your comment.

March 3, 2006

Consolidated Statement of cash flows, page 27

Staff Comment No. 5.

We note you have included proceeds from the sale of plant and equipment as a financing activity. Please cite the authoritative literature you relied on supporting this presentation under both U.S. and Canadian GAAP.

Brazauro’s Response:

The presentation in the Consolidated Statement of Cash Flows has been revised in response to your comment.

Note 16, Differences Between Canadian and United States Generally Accepted, Accounting Principles

Staff Comment No. 6.

Please include a summary of recent accounting pronouncements that may have a material effect on your financial statements, if any.

Brazauro’s Response:

The disclosure in Note 16, Differences Canadian and United States Generally Accepted, Accounting Principles has been revised in response to your comment.

Closing Comments

Staff Comment.

The Staff would like us to affirm the following three statements:

•	Brazauro is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Brazauro may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws in the United States.

Brazauro’s Response:

We affirm the aforementioned statements.

March 3, 2006

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (713) 785-1278.

Sincerely, Brazauro Resources Corporation /s/ Mark E. Jones, III Mark E. Jones, III Chief Executive Officer